Exhibit (d.5)

EXHIBIT H

to the

Investment Advisory Agreement

BAIRD SMALLCAP FUND

For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of the above-named Fund, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.85% of the average daily net assets of the Fund.

The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 0.85% applied to the daily net assets of the Fund.  The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly.

Executed as of this 24th day of June, 2004.

The Advisor:

ROBERT W. BAIRD & CO. INCORPORATED

By: /s/ Glen F. Hackmann

The Corporation:

BAIRD FUNDS, INC.

By: /s/ Brett R. Meili